Filed by LAN S.A. Pursuant to

Rule 425 under the Securities Act of 1933 and

Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company:

TAM S.A.

(Commission File No. 333-177984)

Combination of LAN and TAM reaches 94.4% approval and exchange offer is extended 10 days

Santiago, Chile, June 12, 2012 – LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”) announce at the scheduled expiration time of the offer of Holdco II S.A. (“Holdco II”), a newly formed entity to be merged into LAN, to exchange TAM shares for LAN BDRs in Brazil and LAN ADRs in the United States, at a ratio of 0.9 shares of LAN for each TAM share, that the number of TAM shares tendered plus the TAM shares to be contributed by the controlling shareholders of TAM represented 94.4% of the outstanding TAM shares. The number of tendered shares was not sufficient to satisfy the 95% squeeze-out condition set forth in the exchange offer documents. Unless this condition is satisfied, TAM will not be able to mandatorily redeem any TAM shares not acquired in the exchange offer or contributed by the controlling shareholders of TAM.

Based on these results, LAN and Holdco II waived the squeeze-out condition and extended the exchange offer for 10 calendar days. The exchange offer will now expire at 5:00 P.M. Eastern Daylight Time (6:00 P.M. Sao Paulo Time) on June 21, 2012, and, subject to the satisfaction of the other completion conditions set forth in the exchange offer documents, the auction on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros will occur at 9:00 A.M. Eastern Daylight Time (10:00 Sao Paulo Time) on June 22, 2012.

At the scheduled expiration time of the exchange offer, a total of 74,999,004 shares were validly tendered and not withdrawn, which represented 89.46% of the outstanding TAM shares not owned by the controlling shareholders of TAM. Together the tendered shares and the shares owned by the controlling shareholders of TAM represent 147,836,864 shares or 94.4% of the outstanding shares of TAM.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Offer was made only pursuant to the Offer to Exchange/Prospectus forming part of Registration Statement on Form F-4 (Reg. No. 333-177984) filed by LAN and Holdco II with the U.S. Securities and Exchange Commission on November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012 and the exchange offer documents published or made available to investors in Brazil.

Contact LAN Airlines S.A.

External Communications

(562) 565 3878

Comunicaciones.externas@lan.com

www.lan.com

www.lan.com/es_cl/sitio_personas/prensa-lan

Contact TAM S.A.

Press Relations

(11) 5582-9748 / 7441 / 7442 / 2572 / 8795 / 2578

Planta: (11) 8644-0128

www.tam.com.br

www.tam.com.br/imprensa

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination of LAN Airlines S.A. and TAM S.A. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement on Form F-4 (Registration No. 333-177984) filed with the SEC by LAN and Holdco II S.A. (“Holdco II”) which has been declared effective by the SEC and the offer to exchange/prospectus included therein. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that LAN and Holdco II have filed or will file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER OFFERING MATERIALS AND DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.